Exhibit 99.1

CollPlant Announces Appointment of Jonathan M.N. Rigby as Chairman of the Board

Ness Ziona, Israel, February 4, 2019 -- CollPlant (Nasdaq: CLGN), a regenerative medicine company, today announced that Jonathan M.N. Rigby has been appointed as Chairman of the Board of Directors effective immediately. Mr. Rigby brings to CollPlant over 28 years of experience in the pharmaceutical, biopharmaceutical, medical device and drug delivery industries.

“We are delighted to welcome Jonathan as Chairman of our Board at this pivotal time for CollPlant. His extensive industry experience, achievements and proven leadership skills will be invaluable as CollPlant continues to achieve its goals and realize its platform technology’s potential. Jonathan’s deep appreciation for the critical elements required to execute on our strategy, as well as his proven track record in financing and commercializing technologies will be a great asset,” said Yehiel Tal, CEO. “We thank David Tsur for his contributions to CollPlant during his tenure as our Chairman.”

Based in the U.S. Mr. Rigby has a successful track record of growing and capitalizing specialty pharmaceutical companies. In 2006, Mr. Rigby co-founded Zogenix Inc, (Nasdaq: ZGNX) and was instrumental in its growth and subsequent Initial Public Offering (IPO). Since August 2011, Mr. Rigby has served as the President, CEO and a member of the Board of Directors of SteadyMed Ltd, a U.S. and Israel based specialty pharmaceutical company. Mr. Rigby led SteadyMed through its IPO in 2015 and subsequent sale to United Therapeutics (Nasdaq: UTHR) in August 2018. He continues to serve as the President & CEO of SteadyMed, a United Therapeutics Corporation. Since March 2016, Mr. Rigby has served on the Board of Directors of Xeris Pharmaceuticals (Nasdaq: XERS) and has been instrumental in the growth of the company and its subsequent IPO in mid 2018. He holds a Bachelor of Science with Honors in Biological Sciences from the University of Sheffield, United Kingdom and a Masters of Business Administration from Portsmouth University, United Kingdom.

“I am delighted to be joining CollPlant in this important role and I plan to be active in helping the Company progress, grow and realize its potential value,” said Mr. Rigby. “I am extremely impressed by CollPlants’ recombinant human collagen technology, approved products, development stage programs, partnerships and exceptional management team.”

Mr. Rigby succeeds Mr. Tsur, who served as Chairman of the Board since the beginning of 2018, during which time CollPlant made significant business progress, including entering into its first strategic licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, medical aesthetics, and on developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. We recently entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans. CollPlant’s unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection we are able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem
Deputy CEO & CFO
Tel: + 972-73-2325600-0
Email: Eran@collplant.com